Exhibit 14.1

CODE OF BUSINESS ETHICS

Effective Date:	May 1, 2017

Policy Accountability:	Executive Vice President and Chief Administrative Officer

Policy Application:	All AltaGas Group of Companies’ Employees, Contractors, Consultants, Representatives and Agents

Purpose:	To ensure AltaGas’ business affairs and operations are, and are perceived to be, conducted with integrity and in an honest, fair, and responsible manner that complies with all laws and regulations applicable to the locations where AltaGas does business.

Policy:

AltaGas’ reputation of credibility, integrity and trust has been built on a foundation of operational excellence, continuous improvement, strong corporate values, high ethical standards, lawful conduct and corporate responsibility. Acting ethically, professionally and responsibly adds value for our stakeholders, including our shareholders, customers, employees and the communities where we live and operate.

Each director, officer and employee (collectively, “Employees”) of AltaGas Ltd. and its controlled subsidiaries, affiliates and operated entities in Canada, the United States and any other jurisdiction in which AltaGas does business or in which any such entities are located (collectively, “AltaGas”) represent AltaGas and are expected to act in a manner that will enhance AltaGas’ reputation for honesty, integrity and reliability. Our Code of Business Ethics (the “COBE”) is a statement of AltaGas’ business practices and how we do business. It reflects our commitment to a culture of honesty, integrity, and accountability. The COBE applies to every Employee of AltaGas and compliance is a condition of employment. Employees who fail to comply will be subject to disciplinary measures, up to and including termination of employment.

Contractors, consultants, representatives and agents must comply with AltaGas’ COBE and for the purposes hereof are included in the definition of Employee.

No code or policy can anticipate every situation that may arise. The COBE sets out fundamental principles to guide us and covers a wide range of business practices and procedures. It does not describe every circumstance that is subject to the COBE. Ultimately, personal judgment must be relied upon to determine the appropriate activities required to maintain personal and corporate integrity. The COBE provides an overall framework for the policies of AltaGas, but does not supersede the provisions of other policies of AltaGas or applicable law. When there is a conflict between the COBE and a written policy of AltaGas or applicable law, the written policy or law, respectively, will apply. If, after reviewing the COBE and the policies of AltaGas, you have questions, please seek additional guidance from your supervisor, management representative, or the Human Resources, Legal or Internal Audit department.

The following fundamental principles of appropriate business conduct have been established for all Employees working for or representing AltaGas:

Fundamental Principles

A.	Compliance with Law

AltaGas will conduct its business in compliance with the letter and spirit of all laws, regulations and other legal requirements applicable wherever AltaGas is carrying on business. Employees have a duty to inform themselves of any laws relevant to their particular activities. If any uncertainty arises as to whether a course of action is within the letter and spirit of the law, advice should be obtained from the Legal department.

B.	Conflict of Interest

Employees must ensure that no conflict exists between their personal interests and those of AltaGas. Employees should also exercise reasonable care and diligence to avoid placing themselves in positions that may be perceived as conflicts. If any Employee believes at any time that they may have created a situation of personal conflict, the conflict should be reported to their senior level designate.

AltaGas has specific policies to address Accepting and Providing Gifts, Entertainment and Services, Reporting and Working Relationships and Lobbying.

C.	Confidential Information

In the course of employment, Employees may have access to information that is the property of AltaGas or the property of its clients or other third parties. This information may constitute valuable information, know-how or trade secrets and may be non-public, confidential, privileged, or of value to competitors of AltaGas or that may be damaging to AltaGas if improperly disclosed. Employees agree to hold all such information in confidence until its public disclosure by the owner of the confidential information, and shall access it only on a “need to know” basis, copy or reproduce it only as needed to perform work, return all such information in their possession upon demand and not disclose it or make it available to any other party without the prior written consent of the owner of the information.

Employees who leave AltaGas have an ongoing obligation to keep such information confidential.

AltaGas has specific policies to address Securities Trading and Reporting and Disclosure.

D.	Fiscal Integrity and Responsibility

All Employees are responsible for protecting AltaGas’ assets, and leaders are specifically accountable for establishing and maintaining appropriate internal controls to safeguard AltaGas’ assets against loss from unauthorized or improper use or disposition.

AltaGas has specific policies to address Disclosure, Electronic Messaging, Access and Internet Use, Harassment and Workplace Violence, Social Media and Document Retention.

E.	Safety and Environment

AltaGas is committed to providing a safe and healthy working environment and protecting the public interest with standards and programs that meet or exceed industry standards and applicable government codes, standards and regulations in all jurisdictions in which it does business.

All AltaGas operations are to be conducted in a manner that seeks to protect the health and safety of Employees and all people in the communities where AltaGas operates. All AltaGas Employees are responsible for supporting AltaGas’ commitment to environmental responsibility.

AltaGas is committed to ensure Employees are adequately trained in aspects of safety that directly relate to their work activities in order to fulfill AltaGas’ mandate as a safe, environmentally responsible operator. Further, AltaGas is committed to ensuring that Employees are in appropriate mental and physical condition while performing their duties so that business activities are conducted in a safe and responsible manner to avoid preventable injury and property damage.

AltaGas has specific policies and principles on Substance Abuse, Drug and Alcohol Testing, Weapons-Free Workplaces, Environmental Principles and Safety Training as well as AltaGas’ Environmental, Health and Safety Management System.

F.	Employment Practices

AltaGas is committed to providing and maintaining a workplace that ensures that all members of its organization are treated with dignity and respect. All Employees have the right to work in an atmosphere that provides equal employment opportunities and is free of discriminatory practices and harassment.

AltaGas has specific policies on Harassment and Reporting and Working Relationships.

G.	Reporting Any Illegal or Unethical Behaviour

Employees are obligated to promptly report any problems or concerns or any potential or actual violation of the COBE. The Employee’s first action should be to raise the problem with his or her supervisor. If that is not possible for some reason or if taking it to his or her supervisor does not resolve the matter, it is the Employee’s responsibility to take it up the chain of management within his or her organization or another department such as Human Resources, Legal or Internal Audit.

AltaGas policy strictly prohibits reprisals or retaliation against anyone who files an ethics concern or complaint.

AltaGas has specific policies on Harassment and Accounting and Auditing Irregularity Reporting.

H.	Compliance and Enforcement

Compliance with the COBE is a condition of employment for each Employee. Conduct contrary to the COBE is outside of the scope of employment and may result in disciplinary action up to and including termination of employment, without notice. Although all Employees are responsible for ensuring prompt and consistent action against COBE violations, management and, in certain situations, the Board of Directors or its Committees are ultimately responsible for the investigation of and appropriate response to reports of suspected violations of the COBE.

I.	Approvals and Waivers

Where a provision of the COBE or the written policies of AltaGas permits approval of a departure from the requirements of that provision, such approval shall be requested in advance from the appropriate party as described in that provision. Such approval will only be provided in circumstances where it is considered appropriate and where granting of such approval will not present a material financial or reputational risk to AltaGas.

Every effort will be made to resolve potential non-compliance with the COBE when disclosed promptly to management and when the parties involved have acted in good faith. Waivers of non- compliance with the COBE will only be provided in circumstances where it is appropriate and where granting of such a waiver will not present a material financial or reputational risk to AltaGas. A waiver of the COBE for non-executive officers may be granted by the Chief Executive Officer or his senior level designate. A waiver of this COBE for directors or executive officers may be granted only by the Board of Directors or a duly authorized Board Committee, and will be promptly disclosed to shareholders to the extend required by law, rule, regulation or stock exchange requirement.

J.	Certification

It is essential that all Employees understand and adhere to AltaGas’ Code of Business Ethics.

New Employees of AltaGas will be asked to certify their review of, and agreement to be bound by, the COBE as a condition of employment or contract.

All employees of AltaGas will be asked to certify annually their review of and compliance with the provisions contained in the Code of Business Ethics.

In circumstances where AltaGas Ltd. subsidiaries, affiliates or operated entities have differing policies from AltaGas Ltd. but comply in all material respects with this COBE, Employees of that entity will certify based on those policies specific to the applicable entity.

K.	References and Links

•	Accepting and Providing Gifts, Entertainment and Services Policy

•	Accounting and Auditing Irregularity Reporting Policy

•	Reporting and Working Relationships Policy

•	Environmental, Occupational Health and Safety Management System (Corporate and all applicable divisional management systems)

•	Substance Abuse Policy

•	Drug and Alcohol Testing Policy

•	Environmental Principles

•	Safety Training Policy

•	Harassment and Workplace Violence Policy

•	Disclosure Policy

•	Securities Trading and Reporting Policy

•	Documentation Retention Policy

•	Electronic Messaging, Access and Internet Use Policy

•	Lobbying Policy

•	Social Media Policy

•	Weapons-Free Workplaces Policy